EXHIBIT 99.1

FORM 51-102F3

AMENDED AND RESTATED MATERIAL CHANGE REPORT

Note to Reader:

This Amended and Restated Material Change Report is being filed to amend the disclosure in Section 5.1 of the Material Change Report of FSD Pharma Inc. (the “Company”) previously filed on December 7, 2023 (the “Original MCR”). This Amended and Restated Material Change Report is being filed to provide additional disclosure with respect to the private placement offering of MVS (as defined herein) in terms of (i) the purpose and business reasons for the transaction, (ii) the anticipated effect of the transaction on the Company’s business and affairs, (iii) a discussion of the review and approval process adopted by the board and the special committee, if any, of the Company for the transaction, or (iv) whether there are any prior valuations. The information presented in this Amended and Restated Material Change Report is as of December 7, 2023, the date of the Original MCR.

Item 1: Name and Address of Company

FSD Pharma Inc.

199 Bay St., Suite 4000

Toronto, ON M5L 1A9

Item 2: Date of Material Change

December 4, 2023.

Item 3: News Release

A news release was issued by the Company on December 5, 2023 via Accesswire. and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On December 4, 2023 (the “Effective Date”), the Company completed its previously announced non-brokered private placement and issued 24 class A multiple voting shares (“MVS”) of the Company at a price of $1.90 per MVS for gross proceeds of $45.60 (the “Offering”).

Item 5.1: Full Description of Material Change

On November 27, 2023, the Company announced the Offering which was subsequently completed on the Effective Date.

All securities issued in connection with the Offering were subject to a four-month and a day hold period from the Effective Date in accordance with applicable Canadian securities laws. The Company intends to use the net proceeds from the Offering for general working capital purposes. The Offering was intended to ensure that the number of MVS issued and outstanding was returned to 72, as it had declined to 48 following the completion of the Plan of Arrangement (as defined herein), and to consolidate ownership of the MVS in Permitted Holders (as defined herein) that were directors and/or officers of the Company.

The subscribers that participated in the Offering were insiders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the participation by such insiders is considered a “related party transaction” within the meaning of MI 61-101. The participants were: Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of the Company, is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of the Company, is a director. Xorax and Fortius (together, the “Related Parties”) purchased the MVS issued pursuant to the Offering. The participation of the Related Parties in the Offering is as follows:

Name of Insider	Number of MVS	Value of subscription	Number and percentage of MVS held prior to the Effective Date(1)	Number and percentage of MVS held on the Effective Date(2)	Total % of Undiluted Voting Rights held on the Effective Date(3)
Xorax Family Trust	12	$22.80	24 (50%)	36 (50%)	17.54%(4)
Fortius Research and Trading Corp.	12	$22.80	24 (50%)	36 (50%)	16.98%(5)

Notes:

(1)	Calculated on a non-diluted basis, inclusive of MVS beneficially owned, controlled or directed, directly or indirectly, and based on 48 MVS issued and outstanding prior to the Effective Date.
(2)

Calculated on a non-diluted basis, inclusive of MVS beneficially owned, controlled, or directed, directly or indirectly, and based on 72 MVS issued and outstanding immediately following the closing of the Offering.

(3)

As of the Effective Date, there were 72 MVS issued and outstanding, with each MVS holding 276,660 votes at a meeting of shareholders. There were no class B subordinate voting shares (“Class B Subordinate Voting Shares”) issued pursuant to the Offering. Each Class B Subordinate Voting Share holds one (1) vote at a meeting of any shareholders. There are 39,376,723 Class B Subordinate Voting Shares issued and outstanding as of the date of this material change report.

(4)

Following the Effective Date, Xorax owned 36 MVS and 441,031 Class B Subordinate Voting Shares representing 50% of the outstanding MVS, 1.12% of the outstanding Class B Subordinate Voting Shares, and 17.54% of the voting rights attached to all of the Company’s outstanding voting securities, calculated on an undiluted basis. Prior to Effective Date, Xorax owned 24 MVS and 441,031 Class B Subordinate Voting Shares, which represented 50% of the outstanding MVS, 1.12% of the outstanding Class B Subordinate Voting Shares, and 13.45% of the voting rights attached to all of the Company’s outstanding voting securities, calculated on an undiluted basis.

(5)

Following the Effective Date, Fortius owned 36 MVS and 106,043 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 0.27% of the outstanding Class B Subordinate Voting Shares, and 16.98% of the voting rights attached to all of the Company’s outstanding voting securities, calculated on an undiluted basis. Prior to the Effective Date, Fortius owned 24 MVS and 106,043 Class B Subordinate Voting Shares, which represented 50% of the outstanding MVS, 0.27% of the outstanding Class B Subordinate Voting Shares, and 12.81% of the voting rights attached to all of the Company’s outstanding voting securities, calculated on an undiluted basis.

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Zeeshan Saeed, who may be deemed to be a joint actor of Xorax, holds 1,800,115 Class B Shares and stock options to acquire up to 500,000 Class B Subordinate Voting Shares of the Company. Xorax, together with Mr. Saeed, had, as at the Effective Date, ownership and control over an aggregate of 36 MVS, 2,241,146 Class B Subordinate Voting Shares, and stock options to acquire up to 500,000 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 5.69% of the outstanding Class B Subordinate Voting Shares, 6.87% of the outstanding Class B Subordinate Voting Shares on a partially diluted basis, assuming the exercise of the 500,000 stock options, and 20.58% of the voting rights attached to all of the Company’s outstanding voting securities.

Additionally, Anthony Durkacz, his spouse and First Republic Capital Corporation, who may be deemed to be joint actors of Fortius, together held 1,390,793 Class B Subordinate Voting Shares, warrants to acquire up to 68,209 Class B Subordinate Voting Shares and stock options to acquire up to 500,000 Class B Subordinate Voting Shares of the Company. Fortius, together with Mr. Durkacz, his spouse and First Republic Capital Corporation, have ownership and control over an aggregate of 36 MVS, 1,496,836 Class B Subordinate Voting Shares, warrants to acquire up to 68,209 Class B Subordinate Voting Shares and stock options to acquire up to 500,000 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 3.80% of the outstanding Class B Subordinate Voting Shares, 5.17% of the outstanding Class B Subordinate Voting Shares on a partially diluted basis, assuming the exercise of the 68,209 warrants and 500,000 stock options, and 19.32% of the voting rights attached to all of the Company’s outstanding voting securities.

Prior to the closing of the Offering, the Company completed a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”), pursuant to an arrangement agreement between the Company and Celly Nutrition Corp. (“Celly Nu”) dated October 4, 2023 (“Arrangement Agreement”). On November 29, 2023, being the effective date for the distribution by the Company of a portion of its common shares in the capital of Celly Nu (the “Celly Nu Shares”) pursuant to the Plan of Arrangement, holders of MVS, Class B Subordinate Voting Shares, and holders of warrants exercisable for the purchase of Class B Subordinate Voting Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Subordinate Voting Shares (“FSD Pharma Distribution Warrants”; together with the holders of MVS and Class B Subordinate Voting Shares, the “FSD Pharma Securityholders”), received one (1) Celly Nu Share for each MVS, Class B Subordinate Voting Share, or FSD Pharma Distribution Warrant held. FSD Pharma Securityholders also received new MVS, new Class B Subordinate Voting Shares, and new FSD Pharma Distribution Warrants in exchange for their MVS, Class B Subordinate Voting Shares, and FSD Pharma Distribution Warrants (the “Share Exchange”).

Pursuant to the Share Exchange, Zeeshan Saeed and Anthony Durkacz, who are permitted holders under the Company’s articles (“Permitted Holders”) received one new MVS for each MVS previously held, and Raza Bokhari received one new Class B Subordinate Voting Share for each MVS previously held. Mr. Bokhari received Class B Subordinate Voting Shares as opposed to MVS in consideration for his prior MVS held. The Company’s articles have an automatic conversion feature which provides that if Permitted Holders transfer their MVS to someone that is not a Permitted Holder, then those MVS automatically convert to Class B Subordinate Voting Shares. The Plan of Arrangement resulted in a transfer of shares from shareholders to the Company, and then from the Company to the shareholders. Mr. Bokhari’s MVS were transferred to the Company, and when they were transferred back to him pursuant to the Plan of Arrangement, they were transferred as Class B Subordinate Voting Shares due to the fact that he was not a Permitted Holder under the Company’s articles, and as a result of this automatic conversion feature. While the Plan of Arrangement permitted the board of directors, in the exercise of its discretion, to override the automatic conversion of MVS to Class B Subordinate Voting Shares, the board declined to exercise this discretion with respect to Mr. Bokhari since he was not a Permitted Holder as at the closing of the Plan of Arrangement.

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The Company created the dual class share structure for voting control to be retained by the Permitted Holders. The original articles of the Company provided that Permitted Holders were the founders, their immediate family members, and any entities that such Permitted Holders controlled. The definition of a Permitted Holder in the Company’s articles was expanded on February 3, 2020, to provide that a Permitted Holder is any of the foregoing, as well as current executive officers or directors of the Company and their affiliates or immediate family members (the “Article Amendments”). Following the exchange of Mr. Bokhari’s MVS for Class B Subordinate Voting Shares pursuant to the Plan of Arrangement, as a result of Mr. Bokhari not being a Permitted Holder, this concentration of voting control among Permitted Holders had declined. After the Plan of Arrangement, there were 48 MVS issued and outstanding since Mr. Bokhari received 24 new Class B Subordinate Voting Shares for his 24 MVS previously held, in accordance with the Plan of Arrangement. The Company therefore aimed to ensure that there would be 72 MVS issued and outstanding, to align with the number of issued and outstanding MVS that existed prior to the Plan of Arrangement, for the purpose of consolidating a degree of voting control in the Permitted Holders. The Offering impacts voting control of the Company because the additional MVS are now held by Permitted Holders who are members of management.

The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on December 1, 2023. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company’s articles, and it reviewed the implications of issuing additional MVS. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the “OBCA”). The directors of the Company approved the Offering by written resolution. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon.

In its consideration and approval of the Offering, the board of directors of the Company determined that the Offering was exempt from formal valuation and minority approval requirements of MI 61-101. The Company relied on the exemptions contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101). To the knowledge of the Company, directors, and senior officers of the Company, the Company has not conducted any prior formal valuations that relate to the MVS in the past 24 months before the date of this material change report.

The Company did not file a material change report more than 21 days before the closing of the Offering as the details of the Offering, and the confirmation of insider participation in the Offering, was not definitively known to the Company until the date of the closing of the Offering and the board of directors determined that it was in the best interests of the Company to close the Offering as soon as practicable for business reasons.

At the Company’s upcoming annual general and special meeting being held on July 22, 2024 (the “2024 Meeting”), holders of Class B Subordinate Voting Shares will be asked to ratify the Article Amendments, excluding any votes attaching to Class B Subordinate Voting Shares that are held by the holders of MVS. Furthermore, the Company has provided an undertaking to the Ontario Securities Commission that until such Article Amendments are approved by holders of Class B Subordinate Voting Shares at the 2024 Meeting, no transfers of MVS will be made to officers or directors of the Company.

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Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

July 4, 2024.

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